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Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Ernest Greene

Jennifer Angelini

Jay Ingram

Re:	Crane Company

Form 10-12B

Filed December 15, 2022

File No. 001-41570

CIK No. 0001944013

Ladies and Gentlemen:

Crane Company (the “Company”) hereby provides responses to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated December 22, 2022 (the “Comment Letter”) with respect to the above-referenced Form 10, filed on December 15, 2022, File No. 001-41570 (the “Registration Statement”), of the Company. The Registration Statement relates to the proposed distribution by Crane Holdings, Co. (“Crane Holdings, Co.”) to its stockholders of 100% of the outstanding shares of common stock of the Company.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

December 23, 2022

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Form 10 Filed on December 15, 2022

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 63

1.

You indicate that the unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the impact of the separation and distribution agreement, the tax matters agreement and transition services agreement between Crane Company and Crane NXT, Co. and the provisions contained therein, intended to reflect Crane Company as an autonomous entity. Please provide the following:

•

Please tell us what consideration you gave to providing a column within your pro forma financials to reflect ‘Autonomous Entity Adjustments’ pursuant to Rules 1101(a)(7) and 11-02(a)(6)(ii) of Regulation S-X; and

•

You indicate that a final determination regarding your capital structure has not yet been made, and the separation and distribution agreement, tax matters agreement, transition services agreement, intellectual property matters agreement, employee matters agreement and other ancillary agreements have not been finalized.

•	Please clarify whether any pro forma adjustments have been made for which agreements have been executed;

•

To the extent these adjustments do not relate to a probable or executed transaction, please tell us what consideration you gave to presenting these adjustments as management’s adjustments instead of autonomous entity adjustments;

•	Given that your agreements have not been finalized to date, please tell us the extent you expect to include these autonomous entity adjustments prior to effectiveness; and

•

With regards to note 2(g) on page 69, you indicate that this adjustments relate to the “anticipated” impact of the Tax Matters Agreement. We note that you previously disclosed that the tax matters agreement has not been finalized. Please help us understand how you determined that this adjustment represents a transaction accounting adjustment rather than an autonomous entity adjustment.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

December 23, 2022

Response: The Company respectfully acknowledges the Staff’s comment and, with respect to the first bullet, we advise the Staff that the impacts of the separation and distribution agreement and the tax matters agreement are both reflected within the columns labeled “Separation of Payment & Merchandising Technologies” and “Other transaction accounting adjustments.” These adjustments, as explained in the footnotes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, are directly related to the separation. We considered whether any terms of the separation and distribution agreement, the tax matters agreement and transition services agreement between the Company and Crane NXT, and the provisions contained therein, would result in material transition services costs or income that would be considered an autonomous entity adjustment. In that regard, we included a disclosure on page 64 indicating we do not expect to incur any material transition service costs. For the Staff’s awareness, our current estimates for these administrative services are less than $0.5 million and, as such, given the immaterial nature and amount of such costs, no autonomous entity adjustments have been reflected in the pro forma financial information.

With respect to the second bullet of the Staff’s comment, no pro forma adjustments have been made to reflect the impact of executed agreements. As disclosed on page 64, the separation and distribution agreement, tax matters agreement, transition services agreement, intellectual property matters agreement, employee matters agreement and other ancillary agreements have not been finalized. We expect to execute certain of these agreements in the weeks prior to our expected separation, currently anticipated for early April 2023, and we will update our Unaudited Pro Forma Condensed Consolidated Financial Statements, to the extent necessary, in subsequent amendments to our Form 10 for any material changes in these agreements.

While no agreements have yet been executed, the adjustments reflect probable transactions that we plan to execute in conjunction with the separation and any related income tax effects, and therefore have been reflected as “Other transaction accounting adjustments.” These “Other transaction accounting adjustments” relate only to the impact of transactions entered into to effectuate the separation, including the anticipated issuance of debt, and the anticipated, related terms of the tax matters agreement. The current draft of the tax matters agreement states that the Company shall be responsible for fifty percent (50%) of any and all separation transaction taxes, with Crane NXT being responsible for the remaining fifty percent (50%). As such, the adjustment reflected in note 2(g) on page 69 represents the establishment of the Company’s anticipated tax liabilities associated with the transaction per

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

December 23, 2022

the current terms of the draft tax matters agreement. Considering this agreement is expected to be executed only in conjunction with the separation, and the related impacts are not a result of taxes incurred if the Company were a standalone entity, we have included the adjustment as an “Other transaction accounting adjustment” rather than an autonomous entity adjustment.

In addition, the Company does not intend to provide disclosure under new Item 402(v) in Exhibit 99.1 to the Registration Statement. In this regard, the Company was not a reporting company for any periods during 2022, no vote of Crane Holdings, Co.’s shareholders is required in connection with the spin-off transaction and, as it relates to Section 2(a)(3) of the Securities Act of 1933, as amended, the spin-off will not cause a fundamental change in the nature of the investment of Crane Holdings, Co.’s shareholders. Accordingly, the Company does not believe that Item 402(v) disclosure is required to meet the conditions of the Staff’s guidance in Staff Legal Bulletin No. 4 (Sept. 16, 1997) (“SLB 4”) that an information statement “that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act” be provided to investors describing the spin-off. The Company also does not believe the absence of the Item 402(v) disclosures, and the availability of SLB 4, will cause the spin-off transaction to constitute an event of sale.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

December 23, 2022

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2660 or annbeth.stebbins@skadden.com.

Very truly yours,

/s/ Ann Beth Stebbins
Ann Beth Stebbins

cc:	Max H. Mitchell

President and Chief Executive Officer

Crane Company

Richard A. Maue

Senior Vice President and Chief Financial Officer

Crane Company

Anthony M. D’Iorio

Senior Vice President, General Counsel and Secretary

Crane Company

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